Exhibit (d)(9)

December 15, 2021

Natixis Funds Trust IV

Natixis Sustainable Future Funds® (as listed in Schedule A)

888 Boylston Street

Boston, MA 02199-8197

Attn: David Giunta, President

Re: Natixis Sustainable Future Funds® (as listed in Schedule A) Sub-Advisory Agreement Addendum

Dear Mr. Giunta:

The Sub-Advisory Agreement dated April 30, 2019, by and between Natixis Funds Trust IV, a Massachusetts business trust (the “Trust”), with respect to its series listed in Schedule A (each a “Fund” and, collectively, the “Funds”), and Natixis Advisors, LLC (the “Manager”), and Harris Associates L.P., (the “Sub-Adviser”) is hereby revised, effective December 15, 2021, to delete section 10 and to replace it with the following:

10. Effective Date and Termination. This Agreement shall become effective as to an Initial Fund as of the date of its execution, and unless otherwise terminated, this Agreement shall continue in effect for two years from the date of execution, and from year to year thereafter so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act. With respect to each new Fund added to the Agreement, each such Fund shall have an initial term of up to two years ending on the date indicated on Schedule A and thereafter, if not terminated, shall continue in effect for successive periods each ending on the last day of June of each year, only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act. With respect to all Funds, this Agreement may at any time be terminated on sixty days’ written notice to the Sub-Adviser either by vote of the Board of Trustees of the Trust or, with respect to any Fund, by vote of a majority of the outstanding voting securities of the Fund. This Agreement shall automatically terminate in the event of its assignment or upon the termination of the Advisory Agreement. This Agreement may be terminated with respect to any Fund by the Sub-Adviser on ninety days’ written notice to the Manager and the Trust, or by the Manager on ninety days’ written notice to the Sub-Adviser. Termination of this Agreement pursuant to this Section 10 shall be without the payment of any penalty.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

NATIXIS FUNDS TRUST IV

on behalf of its Natixis Sustainable Future 2015 Fund®, Natixis Sustainable Future 2020 Fund®, Natixis Sustainable Future 2025 Fund®, Natixis Sustainable Future 2030 Fund®, Natixis Sustainable Future 2035 Fund®, Natixis Sustainable Future 2040 Fund®, Natixis Sustainable Future 2045 Fund®, Natixis Sustainable Future 2050 Fund®, Natixis Sustainable Future 2055 Fund®, Natixis Sustainable Future 2060 Fund®, and Natixis Sustainable Future 2065 Fund® series

By:	/s/ David Giunta
Name: David Giunta
Title: President and Chief Executive Officer

NATIXIS ADVISORS, LLC

By:	/s/ Beatriz Pina Smith
Name: Beatriz Pina Smith
Title: Executive Vice President and Chief Financial Officer

HARRIS ASSOCIATES L.P.

By Harris Associates Inc., its general partner

By:	/s/ Christopher W. Keller
Name:	Christopher W. Keller
Title:	President

Schedule A

Fund	Date of Inception
Natixis Sustainable Future 2015 Fund®	February 28, 2017
Natixis Sustainable Future 2020 Fund®	February 28, 2017
Natixis Sustainable Future 2025 Fund®	February 28, 2017
Natixis Sustainable Future 2030 Fund®	February 28, 2017
Natixis Sustainable Future 2035 Fund®	February 28, 2017
Natixis Sustainable Future 2040 Fund®	February 28, 2017
Natixis Sustainable Future 2045 Fund®	February 28, 2017
Natixis Sustainable Future 2050 Fund®	February 28, 2017
Natixis Sustainable Future 2055 Fund®	February 28, 2017
Natixis Sustainable Future 2060 Fund®	February 28, 2017
Natixis Sustainable Future 2065 Fund®	December 15, 2021

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